Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended September 30, 2015

Ellomay Capital Indirectly Holds Approximately 9.2% of Dorad Energy Ltd.

Tel-Aviv, Israel, December 1, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended September 30, 2015 of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly holds approximately 9.2%.

On November 30, 2015, U. Dori Group Ltd. (the “Dori Group”), an Israeli public company that holds 51% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Dori Group includes the financial statements of Dorad for the same period.

The financial results of Dori Energy and of Dorad for the quarter ended September 30, 2015 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period, which are currently expected to be published on or about December 23, 2015. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the quarter ended September 30, 2015 - approximately NIS 673 million (or approximately USD 172 million, based on the exchange rate on September 30, 2015).

•	Dorad’s unaudited operating profit for the quarter ended September 30, 2015 - approximately NIS 110 million (or approximately USD 28 million, based on the exchange rate on September 30, 2015).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the summer months of July and August and the part of the intermediate months (September), are not indicative of full year results.

A translation of the financial results for Dorad as of and for the three month periods ended September 30, 2015 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and

•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%,  in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, seasonality of the PV business , technical and other disruptions in the operations of the power plant operated by Dorad and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statement of Financial Position

	September 30	September 30	December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	423,144	371,641	71,778
Accounts receivable	319,863	247,663	328,438
Other accounts receivable	19,312	20,496	11,118
Pledged deposit	29,484	68,124	68,148
Financial derivatives	-	4,179	11,090
Total current assets	791,803	712,103	490,572

Non-current assets
Restricted deposit	270,074	-	200,027
Prepaid expenses	47,420	49,426	48,925
Fixed assets	4,427,658	4,471,253	4,588,356
Intangible assets	8,100	8,677	8,577
Total non-current assets	4,753,252	4,529,356	4,845,885

Total assets	5,545,055	5,241,459	5,336,457

Current liabilities
Financial derivatives	768	-	-
Current maturities of loans from banks	214,713	311,300	122,358
Current maturity of loans from related parties	130,000	-	-
Trade payables	555,979	675,598	376,515
Other payables	45,310	-	443,458
Total current liabilities	946,770	986,898	942,331

Non-current liabilities
Loans from banks	3,409,930	3,063,207	3,186,412
Loans from related parties	387,888	454,642	462,244
Provision for dismantling and restoration	29,001	28,341	28,507
Deferred tax liabilities	38,197	17,815	23,275
Liabilities for employee benefits	114	62	105
Total non-current liabilities	3,865,130	3,564,067	3,700,543

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with controlling shareholders	3,748	3,748	3,748
Retained earnings	87,197	44,536	47,625
Total equity	733,155	690,494	693,583

Total liabilities and equity	5,545,055	5,241,459	5,336,457

Dorad Energy Ltd.

Interim Condensed Statement of Earnings

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,840,706	901,178	673,378	692,705	1,484,176

Operating costs of the power plant
Energy costs	482,598	196,258	186,420	140,269	343,647
Electricity purchase and
infrastructure services	841,539	394,909	272,953	300,213	690,827
Depreciation and amortization	158,364	73,618	53,160	50,029	124,339
Other operating costs	112,980	49,264	46,155	35,732	92,618

Total cost of power plant	1,595,481	714,049	558,688	526,243	1,251,431

Profit from operating the power plant	245,225	187,129	114,690	166,462	232,745

General & Administrative expenses	(17,084)	(8,057)	(4,279)	(6,334)	(14,022)
Other expenses	-	(5,771)	-	-	(5,771)
	(17,084)	(13,828)	(4,279)	(6,334)	(19,793)

Operating profit for the period	228,141	173,301	110,411	160,128	212,952

Financing income	3,415	22,414	(598)	21,060	46,964
Financing expenses	(177,062)	(101,338)	(69,279)	(68,799)	(156,990)
Financing expenses, net	(173,647)	(78,924)	(69,877)	(47,739)	(110,026)

Profit before taxes on income	54,494	94,377	40,534	112,389	102,926

Taxes on income	(14,922)	(17,815)	(10,741)	(28,637)	(23,275)

Profit for the period	39,572	76,562	29,793	83,752	79,651

Dorad Energy Ltd.

Interim Condensed Statement of Changes in Equity

			Capital reserve
			for activities
	Share	Share	with controlling	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the nine months ended September 30, 2015 (Unaudited)
Balance as at January 1, 2015	11	642,199	3,748	47,625	693,583
Profit for the period	-	-	-	39,572	39,572
Balance as at September 30, 2015	11	642,199	3,748	87,197	733,155

For the nine months ended September 30, 2014 (Unaudited)
Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932
Profit for the period	-	-	-	76,562	76,562
Balance as at September 30, 2014	11	642,199	3,748	44,536	690,494

For the three months ended September 30, 2015 (Unaudited)
Balance as at July 1, 2015	11	642,199	3,748	57,404	703,362
Profit for the period	-	-	-	29,793	29,793
Balance as at September 30, 2015	11	642,199	3,748	87,197	733,155

For the three months ended September 30, 2014 (Unaudited)
Balance as at July 1, 2014	11	642,199	3,748	(39,216)	606,742
Profit for the period	-	-	-	83,752	83,752
Balance as at September 30, 2014	11	642,199	3,748	44,536	690,494

For the year ended December 31, 2014 (Audited)
Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932
Profit for the year	-	-	-	79,651	79,651
Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the period	39,572	76,562	29,793	83,752	79,651

Adjustments:
Depreciation and amortization	179,190	73,871	73,634	50,201	124,764
Taxes on income	14,922	17,815	10,741	28,637	23,275
Compensation for customers	-	5,771	-	-	-
Financing expenses, net	173,647	78,924	69,878	47,739	110,026
	367,759	176,381	154,253	126,577	258,065

Change in trade receivables	8,811	(247,610)	(101,282)	(80,297)	(328,438)
Change in other receivables	(8,194)	(20,265)	(10,534)	(51,380)	(10,886)
Change in trade payables	179,464	335,273	164,470	224,144	376,515
Change in other accounts payable	4,892	-	(15,804)	-	(3,909)
Change in employee benefits, net	8	5	-	-	49
	184,981	67,403	36,850	92,467	33,331

Net cash flows used in operating activities	592,312	320,346	220,896	302,796	371,047

Net cash flows used in investing activities
Receipt of settlement
of financial derivatives	10,651	10,134	626	21,801	27,679
Payment of pledged deposit	38,679	44,627	-	14,345	44,627
Investment in pledged deposit	-	(33,716)	-	-	(33,716)
Investment in long-term restricted
deposit	(70,000)	-	-	-	(200,000)
Investment in fixed assets	(414,269)	(207,469)	(11,911)	(64,700)	(267,824)
Investment in intangible assets	(987)	(1,705)	(659)	(189)	(2,086)
Interest received	100	155	14	100	275
Net Cash flows used in
investing activities	(435,826)	(187,974)	(11,930)	(28,643)	(431,045)

Cash flows from financing
activities:
Receipt of long-term loans
from related parties	23,208	60,491	-	8,606	60,491
Receipt of long-term loans from banks	318,100	174,764	-	57,547	174,764
Repayment of loans	(44,495)	-	-	-	(12,791)
Interest paid	(100,753)	(922)	(938)	(500)	(96,031)
Net cash flows provided by
financing activities	196,060	234,333	(938)	65,653	126,433
Effect of exchange rate fluctuations on cash and cash
equivalents	(1,180)	737	(1,196)	691	1,144
Net increase (decrease) in cash and cash equivalents for
the period	351,366	367,442	206,832	340,497	67,579
Cash and cash equivalents at
beginning of period	71,778	4,199	216,312	31,144	4,199
Cash and cash equivalents at
end of period	423,144	371,641	423,144	371,641	71,778